Mail Stop 4561
via fax (480) 596-0349

July 9, 2007

Charles R. Mollo
President and CEO
Mobility Electronics, Inc.
17800 N. Perimeter Drive
Suite 200
Scottsdale, AZ 85255

       Re: Mobility Electronics, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2006
              Filed on March 16, 2007
              File No. 000-30907

Dear Mr. Mollo:

       We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For the Year Ended December 31, 2006

Note 2: Summary of Significant Accounting Policies

(n) Stock-Based Compensation, page 51

1.   We note that as a result of a review of the your historical stock option granting practices and related accounting, the Company determined that incorrect measurement dates were used with respect to the accounting for certain previously granted stock options, primarily during the years 2000 through 2004.

We further note that the Company recorded a cumulative adjustment in general and administrative expenses during fiscal 2006 as you determined that the effect of the incorrect measurement dates was not material to any prior fiscal year or interim periods in fiscal 2006. Please provide your SAB 99 materiality analysis explaining how you determined that the errors related to each prior period were immaterial on both a quantitative and qualitative basis. Please ensure your response addresses all of the qualitative factors outlined in SAB 99 and any other relevant qualitative factors. Additionally, tell us how you considered disclosing the information in the "Sample Letter Sent in Response to Inquiries Related to Filing Restated Financial Statements for Errors in Accounting for Stock Option Grants" on our website at http://www.sec.gov/divisions/corpfin/guidance/oilgasltr012007.htm.

Note 14: Income Taxes, page 61

2.   Please explain the ($2,372) adjustment to deferred taxes, which is included in your reconciliation of the Company's Federal statutory tax rate to your income tax provision.

Note 19: Business Segments, Concentration of Credit Risk and Significant Customers, page 69

3.   We note that effective March 31, 2005, the Company formed a separate division, specifically for the purpose of developing, marketing and selling its power products for low-power mobile electronic devices, which the Company has named the "Low-Power Group". We also note your disclosures in MD&A where you include a discussion of low-power product sales included in the High-Power Group segment disclosures. Further note your breakdown of product sales on page 70 where it appears that the revenues from the Low-Power Group product sales for periods prior to April 1, 2005 are available. In this regard, tell us how you considered paragraphs 34 and 35 of SFAS 131 and explain why the Company did not revise the segment disclosures to reflect the results of the "Low-Power Group" segment prior to April 1, 2005.

Note 23: Subsequent Events, page 72

4.   We note that in the first quarter of fiscal 2007, the Company sold substantially all of the assets of your handheld connectivity business to CradlePoint. We further note from your disclosures in Note 13 to the Company's March 31, 2007 Form 10-Q that in April 2007 you closed two separate transactions involving the sale of substantially all of the assets of the Company's expansion and docking business. With regards to these transactions, please explain the following:

- For each of the three transactions, tell us how you considered the criteria of paragraph 30 of SFAS 144 in determining whether these assets should be classified as held for sale as of December 31, 2006 or March 31, 2007. Also, tell us how you considered paragraph 42 of SFAS 144 in determining whether the sales of these businesses should be classified as discontinued operations.

- We note that the Company anticipates that the sale of the expansion and docking business to Mission Technology Group (a related-party) will continue to be consolidated for accounting purposes pursuant to FIN 46R. Please provide your analysis under FIN 46R that led to the Company's conclusions.

- Please provide a breakdown of the assets sold in each transaction and tell us whether the Company recognized any gain or loss on the sale of these businesses. If the Company has deferred any gain recognition, please tell us when you anticipate recognizing such gain. In your response, please provide the terms of the sale of the patent portfolio to A.H. Cresant Group, LLC. Also, tell us how you determined the value of the 15% fully-diluted equity interest received in Mission Technology Group.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Charles R. Mollo
Mobility Electronics, Inc.
July 9, 2007
Page 4

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    You may contact Kari Jin, Staff Accountant at (202) 551-3481 or the undersigned (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

                                            Sincerely,

                                            Kathleen Collins
                                            Accounting Branch Chief